EXHIBIT (a)(1)(iv)

EXHIBIT (a)(1)(iv)

Financial Data Services, Inc. P.O. Box 45289 Jacksonville, FL 32232-5289

Dear Stockholder:

As you requested, we are enclosing a copy of the Merrill Lynch Senior Floating Rate Fund II, Inc. (the “Fund”) “combined” offer to purchase dated August 14, 2006 (the “Combined Offer to Purchase”), 7,500,000 issued and outstanding Shares (the “Shares”). The Combined Offer to Purchase (which also contains an offer to stockholders in another Fund to purchase stock of that Fund, for which you may or may not own shares) is for cash at net asset value (“NAV”) per share as of the expiration date of the offer, less any applicable early withdrawal charge. Together with the Combined Offer to Purchase we are sending you a form of Letter of Transmittal (the “Letter”) for use by holders of record of Shares that you should read carefully. Certain selected financial information with respect to the Fund is set forth in the Combined Offer to Purchase.

If, after reviewing the information set forth in the Offer to Purchase and Letter, you wish to tender Shares for purchase by the Fund, please either contact your Merrill Lynch Financial Advisor or other broker, dealer or nominee to effect the tender for you or, if you are the record owner of the Shares, you may follow the instructions contained in the Combined Offer to Purchase and Letter.

Neither the Fund nor its Board of Directors makes any recommendation to any holder of Shares as to whether or not to tender Shares. Each stockholder is urged to consult his or her broker or tax adviser before deciding whether to tender any Shares.

The Fund’s annualized distribution rate for the period June 20, 2006 through July 24, 2006, based on the amounts actually distributed by the Fund, was 6.46%, based on the July 24, 2006 NAV of $9.70 per share. For the Fund’s fiscal quarter ended June 30, 2006, the Fund’s highest NAV was $9.80 per share and its lowest NAV was $9.71 per share. The Fund’s NAV on August 10, 2006 was $9.70 per Share. The Fund publishes its NAV each week in Barron’s. It appears in the “Investment Company Institute List” under the sub-heading “Loan Participation Funds” within the listings of mutual funds and closed-end funds.

Requests for current NAV quotations or for additional copies of the Combined Offer to Purchase, the Letter and any other tender offer documents may be directed to the undersigned, Financial Data Services, Inc. at (800) 637-3863.

Should you have any other questions on the enclosed material, please do not hesitate to contact your Merrill Lynch Financial Advisor or other broker or dealer or call us, the Fund’s Transfer Agent, at (800) 637-3863. We appreciate your continued interest in Merrill Lynch Senior Floating Rate Fund II, Inc.

Yours truly,

FINANCIAL DATA SERVICES, INC.